Exhibit 99.1

Tiziana Life Sciences plc

("Tiziana" or the "Company")

Tiziana Life Sciences to Present at Biotech Showcase Digital 2021

NEW YORK and LONDON – 11 January 2021 (GLOBE NEWSWIRE) – Tiziana Life Sciences plc (NASDAQ: TLSA / AIM: TILS) ("Tiziana" or the "Company"), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, today announced that it is participating in Biotech Showcase™ 2021 and providing an on-demand company presentation. Registered attendees to Biotech Showcase can now access recorded company presentations prior to the actual event. 24x7 on-demand access allows attendees to view presentations at their convenience, avoiding conflicts with busy meeting schedules during the main event week.

Dr. Kunwar Shailubhai, CEO and CSO of Tiziana Life Sciences, commented, “I look forward to sharing our exciting story with conference attendees. With topline data from our COVID-19 trial expected this month, multiple Phase 2 trial launches expected in 2021, and the potential application of Foralumab in a wide range of autoimmune and inflammatory diseases longer-term, we are well positioned to achieve a series of important milestones that can provide a positive and lasting impact on our valuation in the months and quarters ahead.”

Biotech Showcase, produced by Demy-Colton and EBD Group, is an investor conference focused on driving advances in therapeutic development by providing a sophisticated networking platform for executives and investors that fosters investment and partnership opportunities. The conference takes place each year during the course of one of the industry's largest gatherings and busiest weeks.

“We are delighted that Tiziana Life Sciences will be presenting at Biotech Showcase this year,” said Sara Demy, CEO of Demy-Colton. “Biotech Showcase is a prime occasion for life science entrepreneurs and investors to come together to discover the potential of innovative technologies that will drive the future of drug discovery.”

To learn more about registration options for Biotech Showcase, click here.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn's disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

U.S. Investor Contact:

RedChip Companies, Inc.
Dave Gentry
407-491-4498
dave@redchip.com